

David Turner · 3rd

Chief Strategy Officer @ ScienceMedia, a Protocol Compliance Management technology company

San Diego, California, United States · Contact info

500+ connections

ScienceMedia, Inc.

The Aji Network

Experience

Chief Strategy Officer (CSO)
ScienceMedia, Inc. · Full-time
Jan 2021 – Present · 1 yr 1 mo
San Diego, California, United States

Holding primary responsibility for strategy formulation and management, including developing the corporate vision and strategy, managing strategic planning, product development, product packaging, strategic marketing & sales, and leading strategic initiatives, including M&A, funding, transformation, partnerships, etc.

Business Owner | Board Member
Jon Lucas Holdings
Jul 2018 – Present · 3 yrs 7 mos
Greater San Diego Area

Serving as a business owner in several ventures as well as a board member for hi-tech, pharma-tech, and other businesses.

Professor of Entrepreneurship
San Diego State University · Part-time
Jan 2018 – Present · 4 yrs 1 mo
San Diego, California, United States

Part time professor at San Diego State University teaching the first year of the two year Lavin Entrepreneurship Program, Lean Startup Methodologies, and Hacking for Defense classes in the Fowler College of Business.

CEO and Founder | Parallel6 a PRA Health Sciences Company
PRA Health Sciences
May 2017 – Jul 2018 · 1 yr 3 mos
Greater San Diego Area

CEO and Founder of Parallel6 a PRA Health Sciences Company. Parallel6 was acquired in May of 2017 by PRA Health Sciences, with a combined vision to continue to expand and capture market share with end to end technology solutions and data driven techniques in the Clinical Trial space. Parallel6's innovative technology named Clinical6 is used to digitally er ...see more

Parallel 6
7 yrs 7 mos

President and CTO | Founder
Aug 2014 – May 2017 · 2 yrs 10 mos
Greater San Diego Area

President and CTO, Founder of Parallel 6. Founded the company in 2009 with a vision to bring an enterprise mobile engagement platform to the internet of things through mobile devices, tablets, and other endpoints, that can be used to capture and engage with consumers. During this time, Parallel 6 was focusing sales efforts in the commercial, government, and ...see more

CEO and President | Founder
Nov 2009 – Aug 2014 · 4 yrs 10 mos

Responsible, for inventing product, capitalization of the business, revenue growth, and all other aspects of the business taking Parallel 6 to a multi office, multi-million dollar configuration and organization in just over 2 years.

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Education

The Aji Network
Professional Eduction, Business Leadership
2003 – 2010

Our Mission-Focused Offers (MFOs) are designed to help executives, managers, salespeople and individual contributors think effectively, strategically and competitively enough to fulfill new and challenging business missions, as well as their personal financial ambitions, in the most rapidly changing, complex and competitive global marketplace in human history.

The MFOs are offered exclusively online and are an easy, low-cost way to have regional, national and global groups learn top 1% strategic knowledge that enables them to work together and design a steady stream of innovative, fresh, new offers, practices, narratives

and strategies that produce superior value and competitive advantages immediately.

University of California, Los Angeles
Executive Program, Managing the IT Resource
2001 – 2001

Louisiana State University
Masters Degree, Information Systems and Decision Sciences
1996 – 1998
Activities and Societies: Sigma Phi Epsilon

Studied Information Systems and Decision Sciences with an Internal Audit Focus.

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Licenses & certifications

Certified Information Systems Auditor
Information Systems Audit and Control Association
Issued Sep 1998 · No Expiration Date
Credential ID 9819362